August 6, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D.C. 20549
Attention:  Chris Harley
Mail Stop 4720

Re:	Cascade Bancorp
Form 8-K filed July 31, 2009
File No. 000-23322

Dear Ms. Harley:

We have received the staff’s comment letter dated August 3, 2009.  Our response to each of those comments is set forth below:

Item 4.01.  Change in Certifying Accountant

1.
Please amend the filing to provide the disclosure required by Item 304(a)(1)(ii) of Regulation S-K to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

RESPONSE: An amended Form 8-K has been filed that contains the requested disclosure.

2.	In the amended Form 8-K, please include a new letter from the former accounting firm addressing the revised disclosures.

RESPONSE: A new letter from the former accounting firm addressing the revised disclosures has been included in the amended Form 8-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to Terri L. McCreary (541)-617-3538.

Sincerely,

/s/ Patricia L. Moss
Patricia L. Moss
Chief Executive Officer